DODGE & COX STOCK FUND

as of 9/30/09

Fund Performance (a)
Unannualized Total Returns - 9/30/09				Average Annual Total Returns - 9/30/09
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
5.04%	19.88%	47.57%	25.64%	-3.68%	-8.74%	0.82%	5.97%	10.36%

Objective

The Fund seeks long-term growth of principal and income. A secondary objective is to achieve a reasonable current income.

Asset Allocation	9/30/2009
Stocks	97.4%
Fixed-Income Securities	0.0%
Cash Equivalents	2.6%

General Statistics	9/30/2009
Total Net Assets	$39,928,176,363
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.53%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	12%
30-day SEC yield (b)	1.11%
Share Price	$92.24
Stocks	83
Fixed-Income Securities	0
Total Number of Securities	83
Number of Shareholder Accounts	195,846

Ten Largest Holdings (% of Fund) (c)
Hewlett-Packard Co.	4.8%
Schlumberger, Ltd.	3.5%
Novartis AG (Switzerland)	3.3%
Comcast Corp.	3.2%
General Electric Co.	3.2%
Wells Fargo & Co.	3.2%
Motorola, Inc.	3.0%
Capital One Financial Corp.	2.9%
Merck & Co., Inc.	2.8%
GlaxoSmithKline PLC (United Kingdom)	2.8%

Total	32.7%

Latest Distribution
$0.22 Income Dividend
Record Date 9/24/09, Ex-Dividend Date 9/25/09,
Reinvestment Date 9/25/09, Payable Date 9/28/09

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment	$2,500/ $1,000 for an IRA

Available for sale in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 24 years.

Equity Characteristics	9/30/2009
P/E Ratio (forward 12 month)	13.2x
P/E Ratio (trailing 12 month)	12.3x
Dividend Yield (trailing)	2.0%
Price to Book Value (trailing 12 month)	1.5x
Market Cap (weighted average)	$56 billion
Market Cap (average)	$38 billion
Market Cap (median)	$17 billion
Market Cap. (>$10B)	84.7%
Market Cap. ($1-$10B)	15.3%
Market Cap. ($0.25-$1B)	0.0%
5 year EPS growth (historical)	7.3%
Beta (monthly returns, trailing 10 year)	0.93
U.S. $ denominated foreign stocks (% of Fund)	18.4%

Sector Diversification (% of Fund)
Health Care	23.1%
Information Technology	20.1%
Consumer Discretionary	17.2%
Financials	12.5%
Energy	9.7%
Industrials	8.3%
Materials	2.9%
Telecommunication Services	2.1%
Consumer Staples	1.5%

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX GLOBAL STOCK FUND

as of 9/30/09

Fund Performance (a)
Unannualized Total Returns - 9/30/09				Average Annual Total Returns - 9/30/09
1 Month	3 Months	6 Months	Year-to-Date	1 year	2 years	3 years	5 years	Since Inception^
5.92%	27.06%	69.60%	44.20%	9.70%	N/A	N/A	N/A	-16.42%
								^05/01/08

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of U.S. and non-U.S. companies.

Asset Allocation	9/30/2009
Stocks	97.0%
Fixed-Income Securities	0.0%
Cash Equivalents	3.0%

General Statistics	9/30/2009
Total Net Assets	$717,832,393
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.82%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	15%
30-day SEC Yield (b)	0.90%
Share Price	$7.70
Stocks	88
Fixed-Income Securities	0
Total Number of Securities	88
Number of Shareholder Accounts	9,736

Ten Largest Holdings (% of Fund) (c)
Capital One Financial Corp. (United States)	2.8%
Hewlett-Packard Co. (United States)	2.6%
General Electric Co. (United States)	2.6%
Schlumberger, Ltd. (United States)	2.5%
Novartis AG (Switzerland)	2.4%
Domtar Corp (United States)	2.4%
Merck & Co., Inc. (United States)	2.2%
GlaxoSmithKline PLC (United Kingdom)	2.2%
Lafarge SA (France)	2.2%
Unicredit SPA (Italy)	2.1%

	24.0%

Region Diversification (% of Fund)
United States	38.0%
Europe (excluding United Kingdom)	37.0%
United Kingdom	8.2%
Latin America	4.2%
Japan	3.8%
Pacific (excluding Japan)	3.5%
Africa	2.3%
Middle East	0.0	% (d)

Emerging Markets (% of Fund)
Brazil, Egypt, India, Indonesia, Mexico,
Russia, South Africa, Thailand, Turkey	11.7%

Number of Countries Represented in Fund	24

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Available for sale in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Global Investment Policy Committee, whose six members’ average tenure at Dodge & Cox is 19 years.

Characteristics	9/30/2009
P/E Ratio (forward 12 month)	14.7x
P/E Ratio (trailing 12 month)	14.1x
Price to Book Value (trailing 12 month)	1.4x
Market Cap. (weighted average)	$51 billion
Market Cap. (median)	$21 billion
Market Cap. (>$10B)	80.6%
Market Cap. ($1-$10B)	19.4%
Market Cap. ($0.25-$1B)	0.0%
Dividend Yield (trailing)	2.6%
U.S. $ denominated stocks (% of Fund)	56.9%

Sector Diversification (% of Fund)
Financials	20.6%
Health Care	14.7%
Information Technology	13.9%
Consumer Discretionary	12.5%
Industrials	10.8%
Materials	10.4%
Energy	8.7%
Telecommunication Services	4.1%
Consumer Staples	1.3%

Country Diversification (% of Fund)
United States	38.0%	Mexico	1.8%
Switzerland	10.2%	Spain	1.2%
France	8.5%	Hong Kong	1.2%
United Kingdom	8.2%	Norway	1.0%
Netherlands	3.9%	Ireland	1.0%
Japan	3.8%	Russia	1.0%
Germany	3.2%	India	1.0%
Brazil	2.4%	Indonesia	0.7%
South Africa	2.3%	Austria	0.7%
Italy	2.1%	Thailand	0.6%
Finland	2.0%	Sweden	0.3%
Turkey	1.9%	Egypt	0.0%	(d)

Latest Distribution

$0.037 Income Dividend

Record Date 12/19/08, Ex-Dividend Date 12/22/08,

Reinvestment Date 12/22/08, Payable Date 12/23/08

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	Rounds to 0.0%.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INTERNATIONAL STOCK FUND

as of 9/30/09

Fund Performance (a)
Unannualized Total Returns - 9/30/09				Average Annual Total Returns - 9/30/09
1 Month	3 Months	6 Months	Year-to-date	1 year	2 years	3 years	5 years	Since Inception^
5.86%	24.39%	65.90%	44.38%	6.77%	-12.55%	-1.42%	8.34%	8.92%
								^05/01/01

Objective

The Fund seeks long-term growth of principal and income by investing primarily in a diversified portfolio of equity securities of non-U.S. companies.

Asset Allocation	9/30/2009
Stocks	98.7%
Fixed-Income Securities	0.0%
Cash Equivalents	1.3%

General Statistics	9/30/2009
Total Net Assets	$35,320,381,698
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.66%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	9%
30-day SEC Yield (b)	1.45%
Share Price	$31.62
Stocks	94
Fixed-Income Securities	0
Total Number of Securities	94
Number of Shareholder Accounts	309,964

Ten Largest Holdings (% of Fund) (c)
Lafarge SA (France)	3.5%
Naspers, Ltd. (South Africa)	3.3%
Novartis AG (Switzerland)	3.0%
Nokia Oyj (Finland)	2.7%
Standard Chartered PLC (United Kingdom)	2.7%
HSBC Holdings PLC (United Kingdom)	2.7%
Unicredit SPA (Italy)	2.6%
Schneider Electric SA (France)	2.6%
Schlumberger, Ltd. (United States)	2.2%
GlaxoSmithKline PLC (United Kingdom)	2.1%

27.4%

Region Diversification (% of Fund)
Europe (excluding United Kingdom)	49.3%
United Kingdom	13.1%
Japan	12.9%
Pacific (excluding Japan)	7.3%
Latin America	6.4%
Africa	5.6%
United States	4.0%
Middle East	0.1%

Emerging Markets (% of Fund)
Brazil, Czech Republic, Egypt, India, Indonesia, Israel, Mexico,
Russia, South Africa, South Korea, Thailand, Turkey	21.2%

Number of Countries Represented in Fund	30

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Available for sale in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the International Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 20 years.

Characteristics	9/30/2009
P/E Ratio (forward 12 month)	14.3x
P/E Ratio (trailing 12 month)	16.8x
Price to Book Value (trailing 12 month)	1.5x
Market Cap. (weighted average)	$49 billion
Market Cap. (median)	$14 billion
Market Cap. (>$10B)	77.9%
Market Cap. ($1-$10B)	21.8%
Market Cap. ($0.25-$1B)	0.3%
Dividend Yield (trailing)	2.2%
Beta (monthly returns, trailing 5 year)	1.14
U.S. $ denominated stocks (% of Fund)	26.9%

Sector Diversification (% of Fund)
Financials			22.9%
Consumer Discretionary			16.1%
Information Technology			12.2%
Health Care			11.7%
Industrials			10.5%
Materials			9.7%
Energy			8.5%
Telecommunication Services			5.3%
Consumer Staples			1.3%
Utilities			0.5%

Country Diversification (% of Fund)
United Kingdom	13.1%	Sweden	1.9%
Japan	12.9%	Russia	1.6%
France	12.4%	India	1.3%
Switzerland	9.7%	Thailand	1.3%
South Africa	5.6%	Indonesia	1.0%
Germany	5.5%	Norway	1.0%
Netherlands	4.7%	Ireland	0.9%
Mexico	4.0%	Austria	0.8%
United States	4.0%	South Korea	0.7%
Turkey	2.7%	Czech Republic	0.5%
Finland	2.7%	Singapore	0.4%
Italy	2.6%	Luxembourg	0.3%
Hong Kong	2.6%	Israel	0.1%
Brazil	2.4%	Egypt	0.0	% (d)
Spain	2.0%	Australia	0.0	% (d)

Latest Distribution
$0.940 Income Dividend, $0.060 ST Cap. Gain, $1.522 LT Cap. Gain
Record Date 12/19/08, Ex-Dividend Date 12/22/08,
Reinvestment Date 12/22/08, Payable Date 12/23/08

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC Yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.
(d)	Rounds to 0.0%.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. Foreign investing, especially in developing countries, has special risks such as currency and market volatility and political and social instability. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND

as of 9/30/09

Fund Performance (a)
Unannualized Total Returns - 9/30/09				Average Annual Total Returns - 9/30/09
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
4.23%	15.97%	37.93%	23.65%	3.40%	-4.29%	1.86%	6.29%	9.50%

Objective

The Fund seeks regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Asset Allocation	9/30/2009
Stocks	72.2%
Fixed-Income Securities	24.7%
Cash Equivalents	3.1%

General Statistics	9/30/2009
Total Net Assets	$15,826,771,073
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.54%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	11%
30-day SEC yield (b)	2.14%
Share Price	$62.00
Stocks	83
Fixed-Income Securities	255
Total Number of Securities	338
Number of Shareholder Accounts	120,677

Ten Largest Equity Holdings (% of Fund) (c)
Hewlett-Packard Co.	3.8%
Novartis AG (Switzerland)	2.5%
Wells Fargo & Co.	2.5%
Motorola, Inc.	2.4%
Schlumberger, Ltd.	2.4%
Comcast Corp.	2.3%
Capital One Financial Corp.	2.2%
Merck & Co., Inc.	2.1%
General Electric Co.	2.1%
GlaxoSmithKline PLC (United Kingdom)	2.1%

Total	24.4%

Latest Distribution
$0.33 Income Dividend
Record Date 9/24/09, Ex-Dividend Date 9/25/09,
Reinvestment Date 9/25/09, Payable Date 9/28/09

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/ $1,000 for an IRA

Available for sale in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, American Samoa

Managed by the Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 24 years, and by the Fixed Income Investment Policy Committee, whose nine members’ average tenure is 16 years.

Equity Portfolio Characteristics	9/30/2009
P/E Ratio (forward 12 month)	13.1x
P/E Ratio (trailing 12 month)	12.3x
Dividend Yield (trailing)	2.0%
Price to Book Value (trailing 12 month)	1.5x
Market Cap. (weighted average)	$56 billion
Market Cap. (average)	$38 billion
Market Cap. (median)	$17 billion
Market Cap. (>$10B)	84.4%
Market Cap. ($1-$10B)	15.6%
Market Cap. ($0.25-$1B)	0.0%
5 year EPS growth (historical)	7.1%
Beta (quarterly returns, trailing 10 year)	0.97
U.S. $ denominated foreign stocks (% of Fund)	13.6%

Equity Sector Diversification	% of Fund	% of Equity Portfolio
Health Care	17.4%	24.1%
Information Technology	15.2%	21.0%
Consumer Discretionary	12.7%	17.6%
Financials	9.3%	12.9%
Energy	7.0%	9.7%
Industrials	5.9%	8.2%
Materials	2.1%	3.0%
Telecommunication Services	1.5%	2.0%
Consumer Staples	1.1%	1.5%

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.

(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX BALANCED FUND (continued)

as of 9/30/09

Ten Largest Fixed-Income Holdings (% of Fund) (c)
General Electric Co., 0.613%, 11/1/12	1.1%
Ford Motor Credit Co., 7.375%, 2/1/11	0.8%
Fannie Mae 30 Year, 6.00%, 9/1/36	0.7%
Fannie Mae, 7.00%, 3/25/49	0.7%
GMAC, Inc., 6.875%, 9/15/11	0.7%
Fannie Mae 30 Year, 6.00%, 7/1/38	0.7%
Fannie Mae 30 Year, 6.50%, 12/1/32	0.6%
Xerox Corp. 6.875%, 8/15/11	0.5%
Fannie Mae 30 Year, 6.50%, 11/1/37	0.5%
Freddie Mac, 5.538%, 7/25/33	0.4%

Total	6.7%

Five Largest Corporate Fixed-Income Issuers (% of Fund) (c)
General Electric Co.	1.1%
Ford Motor Credit Co.	0.8%
GMAC, Inc.	0.7%
Burlington Northern Sante Fe Corp.	0.6%
Time Warner, Inc.	0.6%

Total	3.8%

Duration Diversification (% of fixed-income portfolio)			9/30/2009
Years		Years
0-1	7.6%	6-7	7.1%
1-2	29.1%	7-8	2.7%
2-3	19.8%	8-9	1.7%
3-4	5.8%	9-10	2.2%
4-5	5.3%	10 and over	7.9%
5-6	10.8%

Maturity Diversification (% of fixed-income portfolio)			9/30/2009
Years		Years
0-1	0.5%	7-8	7.4%
1-2	11.4	8-9	3.9%
2-3	9.4	9-10	4.1%
3-4	9.6	10-15	1.4%
4-5	23.1	15-20	2.2%
5-6	11.6	20-25	5.9%
6-7	6.1	25 and over	3.4%

Fixed-Income Portfolio Characteristics	9/30/2009
Yield to Maturity (weighted average)	5.00%
Coupon (weighted average)	6.24%
Effective Maturity (weighted average)	6.9 years
Effective Duration	3.9 years
Average Quality (weighted average)	A1
U.S. $ denominated foreign bonds (% of Fund)	0.7%

Quality Diversification (% of fixed-income portfolio)	9/30/2009
U.S. Treasury	0.0%
Government Agency	44.2%
Aaa	0.1%
Aa	10.1%
A	7.5%
Baa	22.1%
Ba	6.9%
B	1.0%
Caa	5.3%
Ca	2.8%
C	0.0%

Sector Diversification (% of fixed-income portfolio)	9/30/2009
U.S. Treasuries and Government Related	4.2%
Mortgage Backed Pass-Through Securities	33.4%
Collateralized Mortgage Obligations	8.8%
Asset-Backed	0.0%
Industrials	23.5%
Financials	23.9%
Transportation	6.2%

(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus, which contains this and other important information, visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.

DODGE & COX INCOME FUND

as of 9/30/09

Fund Performance(a)
Unannualized Total Returns - 9/30/09				Average Annual Total Returns - 9/30/09
1 Month	3 Months	6 Months	Year-to-Date	1 year	3 years	5 years	10 years	20 years
1.64%	5.84%	13.75%	14.05%	17.88%	6.59%	5.28%	6.63%	7.51%

Objective

The Fund seeks a high and stable rate of current income, consistent with long-term preservation of capital. A secondary objective is to take advantage of opportunities to realize capital appreciation.

Asset Allocation	9/30/2009
Stocks	0.0%
Fixed-Income Securities	96.6%
Cash Equivalents	3.4%

General Statistics	9/30/2009
Total Net Assets	$17,865,819,447
Expense Ratio (1/1/09 to 6/30/09, annualized)	0.44%
Portfolio Turnover Rate (1/1/09 to 6/30/09, unannualized)	10%
30-day SEC yield (b)	4.67%
Share Price	$12.89
Stocks	0
Fixed-Income Securities	501
Total Number of Securities	501
Number of Shareholder Accounts	158,166

Ten Largest Holdings (% of Fund) (c)
Fannie Mae 30 Year, 7.00%, 4/1/37	3.6%
Fannie Mae 30 Year, 6.00%, 7/1/38	3.5%
GMAC, Inc., 6.875%, 9/15/11	1.9%
U.S. Treasury Notes, 2.125%, 4/30/10	1.8%
Ford Motor Credit Co., 7.375%, 2/1/11	1.7%
Freddie Mac Gold 30 Year, 6.50%, 3/1/38	1.6%
Freddie Mac Gold, 6.00%, 12/1/27	1.6%
Time Warner, Inc., 7.625%, 4/15/31	1.2%
U.S. Treasury Notes, 2.625%, 5/31/10	1.1%
AT&T, Inc., 8.00%, 11/15/31	1.1%

Total	19.1%

Five Largest Corporate Issuers (% of Fund) (c)
Ford Motor Credit Co.	2.7%
Time Warner, Inc.	2.3%
GMAC, Inc.	2.2%
Bank of America Corp.	2.2%
Xerox Corp.	2.2%

Total	11.6%

Duration Diversification			9/30/2009
Years		Years
0-1	12.5%	6-7	7.7%
1-2	33.3%	7-8	3.2%
2-3	15.9%	8-9	1.1%

3-4	4.7%	9-10	0.9%
4-5	3.6%	10 and over	8.3%
5-6	8.8%

Latest Distribution

$0.16 Income Dividend

Record Date 9/24/09, Ex-Dividend Date 9/25/09,

Reinvestment Date 9/25/09, Payable Date 9/28/09

General Information

Shareholder Services:	(800) 621-3979
Dodge & Cox:	(415) 981-1710
No Sales Charges or Distribution Fees
Minimum initial investment:	$2,500/$1,000 for an IRA

Available for sale in 50 states, Washington D.C., Puerto Rico, Guam, U.S. Virgin Islands, N. Mariana Islands, America Samoa

Managed by the Fixed Income Investment Policy Committee, whose nine members’ average tenure at Dodge & Cox is 16 years.

Characteristics (cash included)	9/30/2009
Yield to Maturity (weighted average)	4.32%
Coupon (weighted average)	5.85%
Current Yield	5.56%
Effective Maturity (weighted average)	6.5 years
Effective Duration	3.7 years
Average Quality (weighted average)	Aa3
U.S. $ denominated foreign bonds (% of Fund)	3.6%

Sector Diversification	9/30/2009
Cash Equivalents	3.4%
U.S. Treasuries and Government Related	8.8%
Mortgage Backed Pass-Through Securities	38.9%
Collateralized Mortgage Obligations	2.4%
Asset-Backed	1.4%
Industrials	25.5%
Financials	15.7%
Transportation	3.9%

Quality Diversification	9/30/2009
U.S. Treasury	4.7%
Government Agency	43.5%
Aaa	1.4%
Aa	3.1%
A	12.0%
Baa	20.3%
Ba	4.4%
B	0.4%
Caa	4.5%
Ca	2.3%
C	0.0%
Cash Equivalents	3.4%

Maturity Diversification			9/30/2009
Years		Years
0-1	7.9%	7-8	4.8%
1-2	7.2%	8-9	4.7%
2-3	10.6%	9-10	5.3%
3-4	9.2%	10-15	1.2%
4-5	19.9%	15-20	1.3%
5-6	12.2%	20-25	5.2%
6-7	6.8%	25 and over	3.7%

(a)	Past performance does not guarantee future results. Investment return and share price will fluctuate with market conditions, and investors may have a gain or loss when shares are sold. Mutual fund performance changes over time and currently may be significantly lower than stated above. Performance is updated and published monthly. Visit the Fund’s web site at www.dodgeandcox.com or call 800-621-3979 for current performance figures.
(b)	SEC yield is an annualization of the Fund’s total net investment income per share for the 30-day period ended on the last day of the month.
(c)	The Fund’s portfolio holdings are subject to change without notice. The mention of specific securities is not a recommendation or solicitation for any person to buy, sell or hold any particular security.

You should carefully consider the Funds’ investment policies and objectives, risks, management fees and expenses before investing. To obtain a Fund’s prospectus which contains this and other important information visit www.dodgeandcox.com or call (800) 621-3979. Please carefully read the prospectus before investing.